BSD Medical Corporation
2188 West 2200 South
Salt Lake City, Utah 84119
Telephone (801) 972-5555
Fax (801) 972-5930

May 8, 2009

VIA EDGAR
Gary Todd United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	BSD Medical Corporation
Form 10-K for the fiscal year ended August 31, 2008
Filed November 14, 2008
File No. 001-32526

Dear Mr. Todd:

On behalf of BSD Medical Corporation (the “Company”), we hereby submit the Company’s responses to the staff’s (the “Staff’s”) comment letter of April 17, 2009 (the “Comment Letter”).  For ease of reference, we have included in bold each of the comments from the Comment Letter followed by the Company’s response to that comment.

Form 10-K for the fiscal year ended August 31, 2008

Comment No. 1:	Please revise future filings to provide selected quarterly data in accordance with Item 302 of Regulation S-K.

Response No. 1:
Please note that on the cover page of the Company’s Form 10-K for the fiscal year ended August 31, 2008, which was filed by the Company on November 14, 2008, the Company indicated that it is a “smaller reporting company”, as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.  As a smaller reporting company, the Company elected to not provide the selected quarterly data, pursuant to Item 302(c) of Regulation S-K.

Item 8  Financial Statements and Supplementary Data, page 34

Comment No. 2:
In your response to prior comment 6, you indicate that:  (1) the Company does not now, and has never held itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities; and (2) the Company currently owns investment securities that comprise less than 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis, and the Company does not intend to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items).  In support of these conclusions, please provide further information needed to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940 for the Company.

Gary Todd
May 8, 2009

In particular, for each asset or class of assets currently owned or held by the Company, please explain why, in your view, such asset or asset class either meets or does not meet the definition of “investment securities” provided in Section 3(a)(2) of the Investment Company Act.  Based on these determinations, please provide us with your calculation demonstrating how you reached the conclusion that the Company owns investment securities having a value less than 40% of the value of the Company’s total assets, exclusive of Government securities and cash items.  To the extent your analysis relies on other provisions of Section 3 or the rules thereunder, please explain.  To the extent your analysis relies on prior Commission statements or staff pronouncements, please explain.

Response No. 2:	As discussed below, the Company believes that it is not an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(a)(1)(A)

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.

In determining whether an issuer is “engaged primarily” in an investment business for purposes of Section 3(a)(1)(A) of the Investment Company Act, the courts, the Securities and Exchange Commission (the “Commission”), and the Staff have looked to the five factors developed by the Commission in In the Matter of Tonopah Mining Co. of Nevada1. Under Tonopah, the five factors used to determine the business in which an issuer is primarily engaged are: (1) the issuer’s historic development; (2) the issuer’s public representation of policy; (3) the activities of the issuer’s officers and directors; (4) the source of the issuer’s present income; and (5) the nature of the issuer’s present assets. As highlighted by case law, no one factor is dispositive in an analysis of an issuer’s primary business engagement and courts look to each individual factor in determining whether a company is an investment company that is primarily engaged in the business of investing, reinvesting or trading in securities.  The Company does not believe it is primarily engaged in the business of investing, reinvesting or trading in securities based upon the following analysis:

(1)           Historical Development.  Since its founding in 1978, the Company has developed microwave technology used to deliver heat for medical therapy.  The Company’s objective was and is to commercialize the resulting medical technology.  The Company’s focus has been on developing technological advances to expand the use of hyperthermia therapy for the treatment of cancer.  The Company currently sells domestically and internationally its BSD-2000 and BSD-500 cancer treatment systems in various configurations, along with field service and probes.

1 In the Matter of Tonopah Mining Co. of Nev.¸ Investment Company Act Release No. 1084, 26 SEC 426 at 427 (July 22, 1947).

Gary Todd
May 8, 2009

(2)           The Company’s Public Representations.  The Company has never represented that it is involved in any business other than developing, manufacturing and marketing hyperthermia microwave systems used to treat cancer.  The Company asserts that it has consistently – for the past 30 years – stated in its reports to stockholders, press releases and filings with the Commission that it is a developer and manufacturer of medical devices.  The Company maintains that it has emphasized operating results and has not emphasized its investment income.

(3)           The Investment Activities of the Company’s Officers and Directors.  The Company states that its senior officers and directors are actively engaged in the development, manufacturing, marketing and servicing of medical devices, and that their educational and business backgrounds are predominantly in the fields of health sciences and engineering.  None of the directors, executive officers or key employees has securities or investment background by training or experience.

(4)           Sources of the Company’s Present Income.  Currently, the primary source of the Company’s income is the sale of its products and related services, and to a lesser extent, income generated from its investments.  As explained below in Response No. 3, due to the anticipated liquidation of the remaining debt funds held by the Company, the income generated by investment securities will be negligible.

(5)           Nature of the Company’s Present Assets.  As described below, more than 60% of the Company’s total assets (exclusive of Government securities and cash items, as such terms have been interpreted by the Commission) are attributable to non-investment security assets.  Therefore, the majority of these total assets are used in furthering the Company’s purpose of developing technological advances to expand the use of hyperthermia therapy for the treatment of cancer.  Furthermore, as explained below in Response No. 3, the Company intends to liquidate its remaining debt funds.

Section 3(a)(1)(C)

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.

Section 3(a)(1)(C) sets forth two tests, both of which must be satisfied for an issuer to be defined as an investment company under this section of the Investment Company Act.  First, the issuer must be engaged, or must propose to engage, in the business of investing, reinvesting, owning, holding, or trading in securities.  Second, the issuer must own, or propose to acquire, investment securities having a value exceeding 40 % of the value of its total assets on an unconsolidated basis.

Gary Todd
May 8, 2009

The second prong of the Section 3(a)(1)(C) test is a bright line test that classifies an issuer as an investment company only if the issuer owns or proposes to own investment securities having a value exceeding 40% of the value of such issuer’s total assets.  As the Company does not own or propose to own investment securities representing 40% of the value of its assets as set forth in Section 3(a)(1)(C) of the Investment Company Act, the Company does not believe it is an investment company pursuant to such section of the Investment Company Act.

As requested, the following are schedules detailing the Company’s assets.  This schedule is as of the end of the Company’s second quarter (February 28, 2009), with pro forma adjustments made to cash items and investments to take into account the sales of the Company’s mutual funds in March 2009, as if such sales occurred on February 28, 2009.  The current amount of investment securities held by the Company is less than the amount described in this schedule due to the Company’s liquidating its debt funds as described below in Response No. 3.

Schedule of Assets
		Investment
		Company Test
	Total Assets	Total Assets

Cash items {a}	$7,017,618	$-
Investments	3,382,138	3,382,138
Accounts receivable, net	715,049	715,049
Income tax receivable	1,315,014	1,315,014
Inventories	1,712,513	1,712,513
Other current assets	43,713	43,713
Property and equipment, net	1,400,471	1,400,471
Patents, net	33,962	33,962

Total assets	$15,620,478	$8,602,860

{a} Cash items consist of:

Cash and demand deposits	$291,112
Registered money market fund	6,726,506

Total	$7,017,618

Gary Todd
May 8, 2009

The Company believes the assets that comprise the investments line item in the schedule of assets are “investment securities” as described in Section 3(a)(2) of the Investment Company Act since such securities do not fall within one of the exceptions described in Section 3(a)(2) of the Investment Company Act.  The Company has described such investments in detail below in response to Comment No. 3.  The Company has described the components of the cash items line item above, which components consist of (i) cash and demand deposits, and (ii) a registered money market fund.  The Company does not believe these items are investment securities.  The Investment Company Act does not define the term “cash items”.  However, the Commission has stated that, for purposes of Rule 3a-1 under the Investment Company Act, cash items generally would include “cash, coins, paper currency, demand deposits with banks, timely checks of others, cashier checks, certified checks, bank drafts, money orders, traveler’s check and letter of credit.”2  The Company believes that the items that comprise the cash line item would fall under this definition of cash items.  The Company believes the remaining items listed in the schedule of assets are not securities, as defined in Section 2(a)(36) of the Investment Company Act.  In addition, the Staff has previously agreed that investments in money market funds can be treated as “cash items” for purposes of determining a Company’s status under the Section 3(a)(1)(C) of the Investment Company Act.3

As requested, the Company has provided the following calculation demonstrating how it reached the conclusion that it owns investment securities having a value less than 40% of the value of its total assets, exclusive of Government securities and cash items.

Investment Company Test Pursuant to Section 3(a)(1)(C) of the Investment Company Act of 1940
Value of all securities owned (excluding (a) cash items, (b) U.S. Government securities, and (c) securities issued by majority-owned subsidiaries which are not themselves “investment companies” and are not relying on the Section 3(c)(1) or 3(c)(7) exceptions from the definition of “investment company”)	$3,382,138	Line 1

Total of all assets (excluding cash items and U.S. Government securities, but including securities issued by majority-owned subsidiaries)	8,829,722	Line 2

Line 1 divided by Line 2	39.3%

2 See Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 (Nov. 13, 1979).

3 Willkie Farr & Gallagher, SEC No-Action Letter, 2000 WL 1585635 (Oct. 23, 2000).

Gary Todd
May 8, 2009

Based on the calculation above, the Company has concluded that it does not meet the definition of an “investment company” as defined in Section 3(a)(1) of the Investment Company Act.  The Company will perform this test on a periodic basis to ensure that it does not become an “investment company” as defined in Section 3(a)(1) of the Investment Company Act.

Note 3.  Investments, page F-14

Comment No. 3:
We reference prior comment 12 in our letter dated February 26, 2009.  We note the impairment taken during the quarter ended February 28, 2009 for your equity income mutual funds.  However, we also see that your corporate debt mutual funds also have been impaired for an extended period and currently have an unrealized loss of $2.2 million.  We also see that your financial statements report operating losses and operating cash flow deficits, and that you sold a portion of the investment portfolio in fiscal 2008 and now again in 2009 to fund your operations.  Accordingly, please further explain to us why you believe there is no other-than-temporarily impairment of the corporate debt mutual fund investments at August 31, 2008 and February 28, 2009.  In that regard please respond to the following:

•
Provide us a schedule of the components of the debt mutual fund investments included in the portfolio.  Please include a description of each fund and the nature of the investments included in each fund.  Also, include the cost of the investment, fair value, unrealized loss and the length of time that the investment has been impaired.

•
Tell us how you considered the length of time and severity of impairment in assessing the individual investments for other than temporary impairment.  Describe to us the expected period for recovery and the basis for your assessment.

•
Tell us why you believe you have the intent and ability to hold the investments for a period of time sufficient to allow for recovery of fair value.  With respect to ability to hold the investments until recovery, please address your cash requirements and how you intend to fund those requirements.  We see, for instance, that your cash balance is less than $291,000 as of February 28, 2009 and that your operations are not cash flow positive.

•	Provide us a description of your analysis of financial condition and prospects of the issuer for each corporate debt mutual fund included in the portfolio.

•	Describe to us the substance of the recommendations of your investment advisor as referred to in your response.

Gary Todd
May 8, 2009

Your response should fully address the considerations from SAB Topic 5M and paragraph 16 of SFAS 115 and should fully explain why management believes the investment portfolio is not other than temporarily impaired.

Response No. 3:
In March 2009, the Company liquidated approximately 57% of its investments in corporate debt funds.  The Company realized a loss on sale of these investments of $1,724,133.  The following schedule provides information as of April 30, 2009 for the remaining investment in corporate debt funds.

Schedule of Investments
					Number
		Cost	Fair	Unrealized	of Months
Fund Description	Symbol	Basis	Value	Loss	Impaired

AIM Counselor Series Trust Floating Rate Fund Class A	AFRAX	$1,374,973	$936,207	$(438,766)	21

ING Senior Income Fund Class Q	XSIQX	2,341,998	1,457,783	(884,215)	25

MFS Series Trust X Floating Rate High Income Fund Class A	FRHAX	1,857,865	1,281,010	(576,855)	25

Total		$5,574,836	$3,675,000	$(1,899,836)

The three remaining corporate debt funds are publicly traded mutual funds, comprised of a liquid, managed portfolio of mutual funds that are invested in senior, secured corporate debt with floating interest rates.  The primary investment objective of these mutual funds is to provide a high level of income.  The senior loans are loans made by U.S. banks and other financial institutions to large corporate customers, and typically these loans are the most senior source of capital in a borrower’s capital structure and have certain of the borrower’s assets and/or stock pledged as collateral.

In February 2009, the Company conducted its own research on the corporate debt funds scheduled above.  The following procedures performed and conclusions reached were reviewed with the Company’s investment advisor, management and the chairman of the Company’s audit committee:

1.
The Company reviewed the composition of borrowers in each fund by industry, and concluded that there did not appear to be an unusual concentration of borrowers in any particular industry or a concentration of borrowers in industries that the Company believes may be considered troubled in the current economic environment.

Gary Todd
May 8, 2009

2.
The Company reviewed the scheduled maturities of the senior debt within each fund, and determined that no unusual percentage of debt was scheduled to mature in the next one to two years where adverse economic conditions may make repayment or refinance of debt difficult.  The Company noted that the average maturity of debt within these funds was in excess of four years.

3.
The Company reviewed the composition of investments within each of the funds and determined that substantially all investments consisted of senior secured notes.  These percentages were as follows:  AFRAX 96.9%; XSIQX 99.6%; and FRHAX 95.3%.

4.
The Company reviewed the number of issuers within each of the funds and determined that the funds invested in each fund appeared to be spread over many issuers as follows: AFRAX 371; XSIQX 306; and FRHAX 195.

The Company’s analysis of the financial condition and prospects for its investments was done on a fund-by-fund basis as outlined above.  It was not practical to obtain and analyze financial information for each of the issuers of debt within each fund due to the number of individual issuers.  The Company is therefore unable to provide its analysis of financial condition and prospects for each issuer in the respective funds.

The Company’s financial advisor recommended that the Company continue to hold the corporate debt funds.  This recommendation was based on the following factors, among others:

1.	The funds continue to pay dividends of approximately 5% per annum on average.

2.	The default rate on the individual loans within the funds continues to be low.

3.	The Company’s research and analysis described above did not reveal any unusual concentrations by industry or significant concentrations of debt within the funds maturing in the next one to two years.

4.
The Company expects the economy to begin to recover in the next eighteen months to two years, and the Company believes such economic recover will lead to a recovery of the unrealized losses on the investments.

5.
The Company believes the prolonged period during which the investments have been in an unrealized loss position is due to an unusual worldwide economic downturn, which has continued longer than many economists expected.

6.	Rating reports on the three funds continue to be favorable in spite of their unrealized loss position.

Gary Todd
May 8, 2009

As of February 28, 2009 and as of April 9, 2009, the date the Company filed its Form 10-Q for the quarter ended February 28, 2009, we believed the Company had the intent, and the ability, to hold these investments until a recovery of unrealized losses.  We concluded, therefore, that as of February 28, 2009, the decline in fair value below the cost basis of the Company’s remaining debt funds was temporary.  The Company was unable to accurately estimate the time that it may take to recover the unrealized losses on the investments.  Based on the Company’s discussions with its investment advisor and on the other factors outlined above, the Company believed the recovery may take up to three years.

The Company had in excess of $7 million in cash and cash equivalents, comprised primarily of a registered money market fund.  The Company did not have any debt other than trade accounts payable and accrued expenses associated with the day-to-day conduct of its business.  As of April 9, 2009, the Company projected that its annual use of cash in its operations is approximately $2.0 to $2.3 million, based on its current level of sales and its current cost structure.  Based on this projected annual cash usage, the Company believed that its current cash and cash equivalents would fund its operations for the next three years.  The Company believed that this period of time would allow for improvement in the general worldwide economy and the recovery of the unrealized loss on the investments.

On April 4, 2009, the Board of Directors of the Company appointed Harold R. Wolcott as the President of the Company, effective April 7, 2009.  In addition, Mr. Wolcott was appointed as a member of the Board of Directors.  On April 7, 2009, Hyrum A. Mead announced he was retiring as President and a Director of the Company.  Effective April 21, 2009, Dennis P. Gauger, Chief Financial Officer of the Company, agreed to a full-time employment arrangement with the Company.

Subsequently, Mr. Wolcott, with the assistance of Mr. Gauger, reviewed the investment goals and objectives of the Company and the nature of the Company’s investments, and recommended to the Board of Directors that the remaining debt funds be liquidated.  The members of the Board of Directors approved this action.  As a result, the Company intends to liquidate the remaining debt funds during the month of May and report a realized loss on the sale.  The Company anticipates that following the liquidation of the remaining debt funds, the Company will have approximately $8.5 million in cash and cash equivalents, with substantially the entire amount deposited in a registered money market fund.

Acknowledgement

As requested by the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gary Todd
May 8, 2009

We believe that these responses address the comments raised by the Staff. If you have any questions, please contact the undersigned at (801) 972-5555.

Sincerely,
/s/ Dennis P. Gauger
Dennis P. Gauger
Chief Financial Officer